Exhibit 3.4

AMENDMENT NO. 1
TO THE RESTATED BYLAWS
OF
NATIONAL HEALTH INVESTORS, INC.

The Bylaws of National Health Investors, Inc. which were approved by the Board of Directors on July 31, 1991 and amended and restated on November 5, 2012 are hereby amended as follows:
1.    Section 2.04.1 of the Bylaws is hereby deleted in its entirety and replaced with the following:
2.04.1    The number of Directors of the Corporation shall be that number set forth in the Charter, unless a majority of the Board of Directors establishes some other number not less than three nor more than nine. The Board of Directors shall be divided into such classes as are set forth in the Charter, with the number of Directors of each class being as equal as practicable. At least a majority of the Directors shall at all times (except temporarily pending the filling of a vacancy as hereinafter provided) be persons (“Independent Directors”) who do not have any relationship with the Corporation that would prevent such person from serving on the Audit Committee of the Board of Directors of a corporation having stock listed on the New York Stock Exchange.

Unanimously approved by the Board of Directors at a regular meeting held on February 14, 2014.

/s/ Susan V. Sidwell___________
Susan V. Sidwell
Secretary of the Corporation